CureValue Inc

Annual Report (Form C-AR)

For the Year Ended 2025

Financial Summary

Revenue: $37,039

Cost of Goods Sold: $37,039

Net Income (Loss): ($59,919)

Total Assets: $6,986

Accounts Receivable: $0

Short-Term Debt: $0

Long-Term Debt: $0

Taxes Paid: $0